EXHIBIT 12.1

RATIO OF EARNINGS TO FIXED CHARGES

	YEAR ENDED DECEMER 31,
	2005	2006	2007	2008	2009
Ratio of Earnings to Fixed Charges	20.7	27.5	32.9	14.2	18.6

Earnings:

For 2005, 2006, 2007, 2008 and 2009, earnings amounted to, $4.1 million, $5.3million, $8.6 million, $18.7 million and  $37.9 million, respectively.

Fixed Charges :

For 2005, 2006, 2007, 2008 and 2009, fixed charges amounted to $0.2 million, $0.2 million, $0.3 million, $1.4 million and $2.1 million, respectively.